

April 10, 2014

<u>Via E-mail</u>
Joseph A. Heater
Chief Financial Officer
WPCS International Incorporated
One East Uwchlan Avenue, Suite 301
Exton, PA 19341

> **Re:** **WPCS International Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 7, 2014**
> **Response dated April 1, 2014**
> **File No. 001-34643**

Dear Mr. Heater:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your responses to our comment letter dated March 18, 2014 including your response to comment 1 explaining the use of the term "new line of business" when discussing the acquisition of BTX Trader. Please revise your preliminary proxy to make clear that BTX Trader is not yet a new line of business, but rather the entity is limited to consisting of "a software technology asset."

Please contact Christine Adams, Staff Accountant, at 202-551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP